                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K

[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
    1934 for the fiscal year ended DECEMBER 31, 1996

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ________________ to ________________

Commission file number 1-5542

_______________________________________________________________________________

                             THE DEXTER ESPRIT PLAN

                              (Full title of plan)

                             The Dexter Corporation
                                 One Elm Street
                            Windsor Locks, CT 06096

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

REQUIRED INFORMATION

The Dexter ESPRIT Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, attached hereto, in lieu of the requirements of Items 1-3 of Form 11-K, are the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1996 and 1995, which have been prepared in accordance with the financial reporting requirements of ERISA.


EXHIBIT

Designation              Description                                   Method of Filing
-----------              -----------                                   ----------------
Exhibit 23               Consent of Coopers & Lybrand L.L.P.,          Filed with this report.
                         Independent Public Accountants

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Dexter Corporation, the plan administrator of The Dexter ESPRIT Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        THE DEXTER ESPRIT PLAN


Date: June 25, 1997                     /s/ Lawrence D. McClure
      _____________                     ______________________________
                                        Lawrence D. McClure
                                        The Dexter Corporation
                                        Plan Administrator

                             THE DEXTER ESPRIT PLAN

                                      INDEX

                                                                            Page
                                                                            ----



Report of Independent Accountants                                             2



Financial Statements

  Statement of Net Assets Available for Plan Benefits
      at December 31, 1996 and December 31, 1995                              4

  Statement of Changes in Net Assets Available for
      Plan Benefits for the years ended December 31, 1996 and 1995            5

Notes to Financial Statements                                                 6



Supplemental Schedule

  Item 27(a) - Schedule of Assets Held for Investment Purposes
      at December 31, 1996                                                   18

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Plan Administrator of
The Dexter ESPRIT Plan

We have audited the accompanying statement of net assets available for plan benefits of The Dexter ESPRIT Plan (the "Plan") at December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Fleet Bank, N.A., the trustee of the Plan assets, and transactions in those assets were excluded from the scope of our audit of the Plan's financial statements as of and for the year ended December 31, 1995, except for comparing the information provided by the trustee, which is summarized in Note 5, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements at December 31, 1995 and for the year then ended. The form and content of the information included in the 1995 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996, and changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements at December 31, 1996 and for the year ended was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1996 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1996, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/ Coopers & Lybrand L.L.P.
COOPERS & LYBRAND L.L.P.



Springfield, Massachusetts
June 24, 1997

                             THE DEXTER ESPRIT PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          at December 31, 1996 and 1995

                                                        1996           1995
                                                    ------------    ------------
Assets
     Investment in Master Trust at fair value       $100,930,472    $ 89,778,709
     Contributions receivable
          Employer                                     2,755,552       2,423,345
          Employee                                       119,994          62,670
     Cash surrender value of life insurance              909,394         892,500
                                                    ------------    ------------

                   Total assets                      104,715,412      93,157,224

Accrued administrative costs                              59,508          59,142
                                                    ------------    ------------

Net assets available for Plan benefits              $104,655,904    $ 93,098,082
                                                    ============    ============

    The accompanying notes are an integral part of the financial statements.

                             THE DEXTER ESPRIT PLAN

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                 PLAN BENEFITS
                 for the years ended December 31, 1996 and 1995


                                                                          1996            1995
                                                                      ------------    ------------
Additions to net assets attributed to:
     Contributions
          Employer                                                    $  2,755,552    $  2,425,386
          Employee                                                       1,186,443       1,095,427
     Net appreciation of the Master Trust                               13,075,098      14,966,440
     Increase (decrease) in cash surrender value of life insurance          16,894        (106,107)
                                                                      ------------    ------------

                                                                        17,033,987      18,381,146
                                                                      ------------    ------------

Deductions from net assets attributed to:
     Benefits paid directly to participants or their beneficiaries       5,006,665       3,802,183
     Administrative expenses                                               435,237         398,386
     Other                                                                  34,263
                                                                      ------------    ------------

                                                                         5,476,165       4,200,569
                                                                      ------------    ------------

Net increase                                                            11,557,822      14,180,577

Net assets available for Plan benefits, beginning of year               93,098,082      78,917,505
                                                                      ------------    ------------

Net assets available for Plan benefits, end of year                   $104,655,904    $ 93,098,082
                                                                      ============    ============

    The accompanying notes are an integral part of the financial statements.

                             THE DEXTER ESPRIT PLAN

                          NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF PLAN AND NATURE OF OPERATIONS

   The following is a general description of The Dexter ESPRIT Plan (ESPRIT). Participants should refer to the Plan document for a more complete description of ESPRIT's provisions.

   GENERAL

   ESPRIT is a defined contribution plan covering all eligible employees of the Dexter Nonwovens Division of The Dexter Corporation (the "Company") as well as all eligible employees of the Corporate Division. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to meet the requirements of Section 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The ESPRIT Plan was amended and restated as of July 1, 1996 to allow for amended plan provisions and additional investment options.

   PLAN ADMINISTRATOR

   The Company is the administrator of the Plan. Among the responsibilities of the Company as administrator are to calculate employer contributions, to determine financial hardship for participant withdrawals and to make such rules and regulations as it may deem necessary to carry out the provisions of the Plan. All administrative fees are paid from the assets of the Plan.

   ELIGIBILITY

   Each eligible employee becomes a participant in ESPRIT on the first day of the month following the date the employee completes one year of eligibility service, provided the employee has reached age 21.

   CONTRIBUTIONS

   The Company contribution to ESPRIT each plan year varies according to profits (generally, 7-10% of ESPRIT eligible earnings). The contribution by the Company is remitted annually to the trustee. Payment is usually made on or before the due date of the Company's federal income tax return, including extensions thereof.

   Participants may make elective contributions to ESPRIT either on a pre-tax or after-tax basis; however, total after-tax participant contributions are limited to up to 10% of a participant's monthly compensation. Participant contributions are also subject to certain requirements, including Sections 401(k) and 401(m) of the Code.

                             THE DEXTER ESPRIT PLAN

   PARTICIPANT ACCOUNTS

   Each participant's share of the allocation of the Company's contribution and forfeitures of nonvested interests of former participants is allocated to his or her account based upon length of service and the individual's compensation paid during the plan year. However, participants who do not have at least 1,000 hours of service during such plan year or who are not employed by the Company on the last day of the plan year are generally ineligible to share in the allocation.

   Monthly, a participant may direct ESPRIT's trustee to invest the value of his or her account and future contributions in a Large/Mid Cap Equity Fund, Fixed Income Fund, The Dexter Corporation Stock Fund, Money Market Fund, Small Cap Equity Fund, and International Equity Fund.

   At the end of each month, the yield (interest, dividends and net realized and unrealized gains and losses) on investments is allocated to each participant's account in accordance with the ratio of the value of a participant's account to the value of the fund(s).

   VESTING

   The Company's portion of a participant's account shall become fully vested upon (a) attaining the age of 65 (62 for employees who became participants on or before January 1, 1991), (b) death, (c) termination of employment due to disability (d) completion of five years of vesting service, or (e) discontinuance of contributions by the Company or partial or complete termination of the Plan. Employee elective pre-tax and after-tax contributions are immediately fully vested.

   If a participant separates from the service before becoming fully vested, nonvested matching contributions will be forfeited. These forfeitures will be applied toward Company contributions.

   PAYMENT OF BENEFITS

   Each participant is eligible to receive payment of his or her account on the first day of the month following his or her 65th birthday provided the participant ceases to be employed by the Company or any affiliated company. There are also provisions for distributions upon a participant's early retirement, late retirement, termination of employment, death benefits, or disability.

   Each participant may elect distribution of his or her account in (a) a cash lump sum, (b) a series of substantially equal payments over the participant's life expectancy or joint life expectancy of the participant and his or her beneficiary, (c) periodic or nonperiodic payments as elected by the participant, or (d) any form that is grandfathered for certain participants. Once a participant attains age 70-1/2, however, the participant must take substantially equal installments over a period not to exceed the participant's life expectancy.

   Any portion of a participant's account which is invested in The Dexter Corporation common stock may be received, when eligible, in whole shares of stock (with any fraction shares in cash), in cash, or in some combination of shares of stock and cash as elected by the participant.

                             THE DEXTER ESPRIT PLAN

   WITHDRAWALS AND LOANS

   A participant may withdraw all or any portion of his or her vested account balance resulting only from his or her contributions. Withdrawals are subject to participant's proof of hardship due to an immediate and heavy financial need as further provided in the Plan. The determination of financial hardship and the amount withdrawn shall be made by the Plan Administrator in accordance with nondiscrimination standards applied uniformly to all participants similarly situated.

   Participants may also obtain loans from ESPRIT. A participant may have no more than one loan outstanding at any time. The total of all loans outstanding shall not exceed the lesser of 50% of the participant's vested interest in his or her account or $50,000. Interest is charged on the outstanding loan balance at a rate in accordance with the loan policy and subject to uniform and nondiscriminatory rules as established by the Plan Administrator.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   USE OF ESTIMATES

   The financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amount of net assets available for plan benefits at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

   RISKS AND UNCERTAINTIES

   The plan provides for investment options in various funds of the Master Trust which hold any combination of stocks, bonds, fixed income, and other investment securities. Investment securities are exposed to interest rate, market, credit and other risks. Due to the uncertainty related to changes in these factors, it is at least reasonably possible that changes in the value of investments in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

   PAYMENT OF BENEFITS

   Benefits are recorded when paid.

                             THE DEXTER ESPRIT PLAN

   INVESTMENT VALUATION

   With the exception of the cash surrender value of life insurance policies, all assets are valued as of the last business day of the year according to the following methods:

   A. Investment in Master Trust

      Fleet Bank, N.A. ("Fleet") holds certain combined assets of The Dexter ESPRIT Plan and other employee benefit plans of the Company in a Master Trust (the "Trust"). The allocable portion of the assets and related income are included in these financial statements.

      Approximately forty-six percent of the assets of the Master Trust were owned by ESPRIT at December 31, 1996 and 1995. In addition to Fleet, other managers act as investment advisors for certain of the combined assets of the Trust.

      The investment in Master Trust consists of holdings in pooled funds and are valued at fair value as noted below for each type of investment. A unit value for each fund is determined by dividing the outstanding units into the fair value of the fund. The unit values are utilized to allocate investment income and the assets to individual participant's accounts.

      At December 31, 1996 and 1995, investments contained in pooled funds were valued according to the following methods:

            Common Stocks

         If listed on a major exchange or traded over-the-counter, the Trust uses the closing price for that exchange. If the stock is traded on more than one exchange, the closing composite price is used.

            Corporate Bonds

         Corporate bonds are stated at values determined on the basis of matrix prices received from a third-party broker.

            Government Securities

         The Trust accounting reflects dealer market value quotes at the last business day of the month.

            Short-Term Obligations

         Short-term instruments are valued at cost, which approximates fair value.

                             THE DEXTER ESPRIT PLAN

            Guaranteed Investment Contracts

         Fully benefit-responsive guaranteed investment contracts are valued at cost (contract value) plus accrued interest.

            Participant Loans

         Participant loans are stated at the unpaid principal balance.

   B. Cash Surrender Value of Life Insurance

      The cash surrender value of life insurance policies is determined as of August 1, 1996 and 1995, the anniversary date of the policies.

   OTHER

   Purchases and sales of securities are reflected on a settlement date basis. Gains or losses on sales of securities are based on average cost.

   Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

   The net appreciation in the fair value of investments is presented in the Statement of Changes in Net Assets Available for Plan Benefits under the caption "net appreciation of the Master Trust". This amount includes the realized gains or losses, the unrealized appreciation or depreciation on those investments, and interest income earned.



3. TAX STATUS

   The Internal Revenue Service has determined and informed the Company by a letter dated June 28, 1994 that ESPRIT and the related trust, as amended through January 22, 1991, is designed in accordance with applicable sections of the Internal Revenue Code. ESPRIT has been amended since receiving the determination letter. The Plan Administrator and ESPRIT's tax counsel believe that ESPRIT is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

                             THE DEXTER ESPRIT PLAN

4. PLAN TERMINATION

   The Company reserves the right by resolution of its Board of Directors to amend or modify ESPRIT at any time and for any reason, and also reserves the right by resolution to terminate ESPRIT at any time for any reason but no such action shall permit any part of the assets of the fund to be used for, or diverted to, purposes other than for the exclusive benefit of participants, retired participants or beneficiaries, or to revert to the Company prior to satisfaction of all the liabilities under ESPRIT; nor shall such action, except to the extent required to permit ESPRIT to meet the requirements of the Internal Revenue Code or of any governmental authority, affect adversely, in any way, rights theretofore acquired by the participants.

   In the event of full or partial termination of ESPRIT or the permanent discontinuance of contributions, a distribution of one hundred percent of each participant's share will be made. Distribution may be made, as feasible, to another qualified plan or to an individual retirement account.


5. INFORMATION CERTIFIED BY TRUSTEE

   The Plan Administrator had elected the method of compliance permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA for the plan year ended December 31, 1995. Accordingly, Fleet Bank, N.A., the trustee of the Plan assets, certified to the Plan Administrator the completeness and accuracy of the fair value of investments and investment transactions of the Master Trust as of and for the year ended December 31, 1995, and investments in the Master Trust included in the Statement of Net Assets Available for Plan Benefits, net appreciation of the Master Trust included in the Statement of Changes in Net Assets Available for Plan Benefits, and the information contained in Notes 2, 8 and 9 concerning accounting policies and investments.

                             THE DEXTER ESPRIT PLAN

6. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

   VALUATION

   The fixed income fund of the Master Trust, in which ESPRIT participates, invests in five (six in 1995) guaranteed investment contracts (GICs) with insurance companies. Also included in the fixed income fund is the SEI Stable Asset Fund which is a commingled fund consisting of GICs and other investments. These GICs and the SEI Stable Asset Fund are fully benefit-responsive and are included in the Master Trust at contract value plus accrued interest. The fair values of the individual contracts have been determined based on market interest rates for interest rate swap agreements of comparable duration for the years ended December 31, 1996 and 1995 and are presented below:


                                            1996
   --------------------------------------------------------------------------------------
                                                            Contract Value
                           Maturity        Crediting           Including          Fair
        Issuer               DATE        Interest Rate      Accrued Interest      Value
        ------               ----        -------------      ----------------      -----
   John Hancock            12/15/99          7.50 %          $  5,971,535    $  6,073,402
   John Hancock            12/15/98          8.25               5,856,487       6,116,285
   Metropolitan            12/15/97          6.76               3,032,159       3,056,562
   New York Life            9/15/98          7.00               7,327,947       7,416,511
   Prudential               6/15/97          6.63               3,012,314       3,022,145
   SEI Stable Asset Fund    Various        Various             24,842,860      27,801,810
                                                              -----------     -----------

                     Total                                    $50,043,302     $53,486,715
                                                              ===========     ===========


                                            1995
   --------------------------------------------------------------------------------------
                                                             Contract Value
                           Maturity        Crediting           Including          Fair
   Issuer                    DATE        Interest Rate      Accrued Interest      Value
   ------                    ----        -------------      ----------------      -----
   John Hancock            12/15/99          7.50 %          $  5,554,917    $  5,804,582
   John Hancock            12/15/98          8.25               5,410,149       5,885,656
   MassMutual              12/02/96          9.30               3,685,746       3,811,593
   Metropolitan            12/15/97          6.76               5,680,329       5,793,897
   New York Life            9/15/98          7.00               7,840,903       8,090,682
   Prudential               6/15/97          6.63               5,650,030       5,715,463
   SEI Stable Asset Fund    Various        Various             18,506,201      18,678,423
                                                              -----------     -----------

                     Total                                    $52,328,275     $53,780,296
                                                              ===========     ===========

                             THE DEXTER ESPRIT PLAN

   CONCENTRATION OF CREDIT RISK

   Of the guaranteed investment contracts included in the fixed income fund, three, which were held with two individual insurance companies at December 31, 1996 represent concentrations of credit risk (five guaranteed investment contracts held with four individual insurance companies at December 31,
   1995). The total contract value, excluding accrued interest, held with each company are approximately $5.9 million, $5.7 million, and $7.2 million, respectively ($5.5 million, $5.6 million, $7.8 million, $5.6 million, and $5.3 million, respectively at December 31, 1995) and represent 11.5%, 11.3%, and 14.1%, respectively (10.3%, 10.6%, 14.7%, 10.6% and 10.1%, respectively, at December 31, 1995), of the total fair value of the fixed income fund.
   The SEI Stable Asset Fund has a contract value, excluding accrued interest, of approximately $24.7 million ($18.3 million in 1995) and represents 48.6% (34.6% in 1995) of the total fair value of the fixed income fund.


7. RECLASSIFICATION

   Certain 1995 amounts have been reclassified to conform with the 1996 presentation.

                             THE DEXTER ESPRIT PLAN

8. MASTER TRUST

   Investments and net appreciation of the Master Trust for The Dexter Corporation Master Trust and the ESPRIT's allocable portion at December 31, 1996 and 1995, and for the years then ended, are as follows:

                                                               Investment in Master Trust

                                                                   December 31, 1996
                                              ------------------------------------------------------------
                                                      Master Trust            Plan's Share of Master Trust
                                              ----------------------------    ----------------------------
                                               Fair Value         Cost         Fair Value         Cost
                                              ------------    ------------    ------------    ------------
   Large/mid cap equity fund
           (Equity fund in 1995)              $126,534,673    $ 94,807,778    $ 57,815,028    $ 43,318,675
   Fixed income fund                            50,849,133      50,849,133      40,384,691      40,384,691
   The Dexter Corporation stock fund             6,807,641       6,081,836          42,332          39,704
   Participant loan fund                         2,232,452       2,232,452         294,479         294,479
   Money market fund 1996
           (safety of principal fund 1995)       1,930,801       1,930,801         379,794         379,794
   Pension bond fund                            19,926,934      18,846,191
   Pension fixed fund                                9,025           9,025
   Permag bond fund                              5,912,467       5,888,252
   Small cap equity fund                         1,639,812       1,597,317         924,956         900,986
   International equity fund                     1,558,488       1,487,355       1,089,192       1,039,478
                                              ------------    ------------    ------------    ------------

                                              $217,401,426    $183,730,140    $100,930,472    $ 86,357,807
                                              ============    ============    ============    ============


                                                                   December 31, 1995
                                              ------------------------------------------------------------
                                                       Master Trust           Plan's Share of Master Trust
                                              ----------------------------    ----------------------------
                                               Fair Value         Cost         Fair Value         Cost
                                              ------------    ------------    ------------    ------------
   Equity fund                                $110,388,162    $ 85,131,945    $ 47,926,376    $ 36,961,079
   Fixed income fund                            52,789,370      52,789,370      41,513,188      41,513,188
   The Dexter Corporation stock fund             1,274,079       1,259,975
   Participant loan fund                         1,373,181       1,373,181          85,105          85,105
   Safety of principal                           1,568,442       1,568,442         254,040         254,040
   Pension bond fund                             4,586,008       4,264,627
   Pension fixed fund                           16,461,173      16,077,982
   Permag bond fund                              5,048,289       4,928,269
                                              ------------    ------------    ------------    ------------

                                              $193,488,704    $167,393,791    $ 89,778,709    $ 78,813,412
                                              ============    ============    ============    ============

                                    Continued

                             THE DEXTER ESPRIT PLAN

8. MASTER TRUST (CONTINUED)

                                                                           Net Appreciation of the Master Trust
                                                                                   for the years ended

                                                                  December 31, 1996                    December 31, 1995
                                                            -----------------------------        -----------------------------
                                                                             Plan's Share                        Plan's Share
                                                            Master Trust   of Master Trust       Master Trust   of Master Trust
                                                            ------------     ------------        ------------     ------------
   Large/mid cap equity fund (Equity fund in 1995)          $ 22,655,076     $ 10,085,026        $ 25,250,420     $ 12,139,527
   Fixed income fund                                           3,563,650        2,810,212           3,517,303        2,804,611
   The Dexter Corporation stock fund                             891,969            5,924             137,144
   Participant loan fund                                         137,396            9,056              94,563            4,043
   Money market fund 1996 (safety of principal fund 1995)         80,686           12,218              36,984           18,259
   Pension bond fund                                             409,144                              688,158
   Pension fixed fund                                            480,644                            1,419,588
   Permag bond fund                                              273,179                              261,854
   Small cap equity fund                                         129,586           71,422
   International equity fund                                     114,949           81,240
                                                            ------------     ------------         ------------     ------------

                                                            $ 28,736,279     $ 13,075,098         $ 31,406,014     $ 14,966,440
                                                            ============     ============         ============     ============

At December 31, 1996, 761 employees were participating in the Plan. Approximate participation by fund was as follows:


                 Fund                                Number of Participants
                 ----                                ----------------------
     Large/mid cap equity fund                                 615

     Fixed income fund                                         572

     The Dexter Corporation stock fund                          17

     Participant loan fund                                      47

     Money market fund                                          69

     Small cap equity fund                                     128

     International equity fund                                 100

                             THE DEXTER ESPRIT PLAN

9. AMOUNTS ALLOCABLE TO EACH SEPARATE INVESTMENT FUND

   The changes in net assets available for plan benefits of the various funds for the year ended December 31, 1996 are as follows:


                                                   Large/Mid
                                                      Cap                                              Money
                                                     Equity        Fixed Income        Life            Market        Participant
                                                      Fund             Fund          Insurance          Fund          Loan Fund
                                                  ------------     ------------     ------------    ------------     ------------
   Additions to net assets attributed to:
       Contributions
           Employer                               $  1,648,552     $  1,107,000
           Employee                                    765,217          321,865                     $     80,522
       Net appreciation of the Master Trust         10,085,026        2,810,212                           12,218     $      9,056
       Increase in cash surrender value                                             $     16,894
                                                  ------------     ------------     ------------    ------------     ------------

                                                    12,498,795        4,239,077           16,894          92,740            9,056

   Deductions from net assets attributed to:
       Benefits paid directly to
           participants or their beneficiaries       1,767,540        3,119,781                          106,613            6,067
       Administrative expenses                         378,865           53,463                              192            2,050
                                                  ------------     ------------                     ------------     ------------

                                                     2,146,405        3,173,244                          106,805            8,117

   Net transfers (1)                                  (220,743)      (2,053,727)                         141,157          207,485
                                                  ------------     ------------     ------------    ------------     ------------

   Net addition (deduction)                         10,131,647         (987,894)          16,894         127,092          208,424

   Net assets available for plan benefits,
           beginning of year                        48,435,976       43,278,885          892,500         339,470          151,251
                                                  ------------     ------------     ------------    ------------     ------------

   Net assets available for plan benefits,
           end of year                            $ 58,567,623     $ 42,290,991     $    909,394    $    466,562     $    359,675
                                                  ============     ============     ============    ============     ============


                                                      The
                                                     Dexter
                                                   Corporation
                                                     Stock         Small Cap      International
                                                      Fund        Equity Fund      Equity Fund         Total
                                                  ------------    ------------    ------------     ------------
   Additions to net assets attributed to:
       Contributions
           Employer                                                                                $  2,755,552
           Employee                               $        849    $     10,003    $      7,987        1,186,443
       Net appreciation of the Master Trust              5,924          71,422          81,240       13,075,098
       Increase in cash surrender value                                                                  16,894
                                                  ------------    ------------    ------------     ------------

                                                         6,773          81,425          89,227       17,033,987

   Deductions from net assets attributed to:
       Benefits paid directly to
           participants or their beneficiaries                           1,168           5,496        5,006,665
       Administrative expenses                              24             304             339          435,237
                                                  ------------    ------------    ------------     ------------

                                                            24           1,472           5,835        5,441,902

   Net transfers (1)                                    35,837         847,844       1,007,884          (34,263)
                                                  ------------    ------------    ------------     ------------

   Net addition (deduction)                             42,586         927,797       1,091,276       11,557,822

   Net assets available for plan benefits,
           beginning of year                                                                         93,098,082
                                                  ------------    ------------    ------------     ------------

   Net assets available for plan benefits,
           end of year                            $     42,586    $    927,797    $  1,091,276     $104,655,904
                                                  ============    ============    ============     ============

(1) During 1996, the Plan had various participant transfers to (from) other employer sponsored plans in the aggregate net amount of $34,263 as a result of the realignment of the Company's divisions. This amount is shown as "Other" on the Statement of Changes in Net Assets Available for Plan Benefits.

                              THE DEXTER ESPRIT PLAN

9. AMOUNTS ALLOCABLE TO EACH SEPARATE INVESTMENT FUND (CONTINUED)

   The changes in net assets available for plan benefits of the various funds for the year ended December 31, 1995 are as follows:


                                                                   Equity        Fixed Income        Life           Safety of
                                                                    Fund             Fund         Insurance      Principal Fund
                                                                ------------     ------------    ------------     ------------
   Additions to net assets attributed to:
       Contributions
           Employer                                             $  1,439,600     $    985,786
           Employee                                                  573,088          462,066                     $      1,628
       Net appreciation of the Master Trust                       12,139,527        2,804,611                           18,259
                                                                ------------     ------------                     ------------

                                                                  14,152,215        4,252,463                           19,887

   Deductions from net assets attributed to:
       Benefits paid
           Directly to participants or their beneficiaries         1,052,261        2,603,826                          132,591
       Administrative expenses                                       336,061           61,211                              264
       Decrease in cash surrender value                                                          $    106,107
                                                                ------------     ------------    ------------     ------------

                                                                   1,388,322        2,665,037         106,107          132,855

   Net transfers                                                    (784,715)         824,706                           (6,905)
                                                                ------------     ------------    ------------     ------------

   Net addition (deduction)                                       11,979,178        2,412,132        (106,107)        (119,873)

   Net assets available for plan benefits, beginning of year      36,456,798       40,866,753         998,607          459,343
                                                                ------------     ------------    ------------     ------------

   Net assets available for plan benefits, end of year          $ 48,435,976     $ 43,278,885    $    892,500     $    339,470
                                                                ============     ============    ============     ============

                                                                Participant
                                                                 Loan Fund         Total
                                                                ------------    ------------
   Additions to net assets attributed to:
       Contributions
           Employer                                                             $  2,425,386
           Employee                                             $     58,645       1,095,427
       Net appreciation of the Master Trust                            4,043      14,966,440
                                                                ------------    ------------

                                                                      62,688      18,487,253

   Deductions from net assets attributed to:
       Benefits paid
           Directly to participants or their beneficiaries            13,505       3,802,183
       Administrative expenses                                           850         398,386
       Decrease in cash surrender value                                              106,107
                                                                ------------    ------------

                                                                      14,355       4,306,676

   Net transfers                                                     (33,086)              0
                                                                ------------    ------------

   Net addition (deduction)                                           15,247      14,180,577

   Net assets available for plan benefits, beginning of year         136,004      78,917,505
                                                                ------------    ------------

   Net assets available for plan benefits, end of year          $    151,251    $ 93,098,082
                                                                ============    ============

                              THE DEXTER ESPRIT PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              at December 31, 1996



   Identity of Issue, Borrower,         Description of Investment Including Maturing Date,
    Lessor, or Similar Party            Rate of Interest, Collateral, Par or Maturity Value       Cost       Current Value
   ----------------------------         ---------------------------------------------------       ----       -------------
       Massachusetts Mutual                                Life Insurance                          N/A        $    909,394
       Fleet Bank, N.A.                             Plan's share of Master Trust               $86,357,807    $100,930,472

                                    EXHIBIT INDEX

Exhibit 23 - Consent of Coopers & Lybrand L.L.P., Independent Public Accountants